Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

One Bryant Park

New York, NY 10036

June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Re:	SERES THERAPEUTICS, INC.

Registration Statement on Form S-1 (File No. 333-204484)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Seres Therapeutics, Inc. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 25, 2015 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated June 16, 2015 through the date hereof:

Preliminary Prospectus dated June 16, 2015

3,742 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

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Very truly yours,

GOLDMAN, SACHS & CO.,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Bradley B. Wolff
Name:	Bradley B. Wolff
Title:	Managing Director

[Signature Page to Acceleration Request]